SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month May, 2003
Commission File Number: 0-29638

SPUR VENTURES INC.
(Exact name of registrant as specified in its charter)

Suite 1212 – 1130 West Pender Street
Vancouver, British Columbia, Canada V6E 4A4
(Address of Principal Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:  X       Form-40-F: ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No:  X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________________

Form 6-K

Submitted herewith:

1.	First Quarterly Financial Statements ended on March 31, 2003 as reported to the British Columbia Securities Commission and the TSX Venture Exchange.
	a.	From 51-901F for Q1 2003
	b.	Interim Financial Statements and MD&A for Quarter 1, 2003
	c.	Certification Pursuant to 18 U.S.C. Section 1350.

2.	Audited 2002 Financial Statements, as reported to the British Columbia Securities Commission and the TSX Venture Exchange.
	a.	From 51-901F for annual 2002
	b.	Audited Financial Statements for 2002
	a.	Management Discussion & Analysis for 2002 Financial Statements,
	b.	Certification Pursuant to 18 U.S.C. Section 1350.

3.	Annual General Meeting Materials as reported to the British Columbia Securities Commission, including:
	a.	Notice of Annual General Meeting,
	b.	Information Circular for the Annual General Meeting,
	c.	Proxy.

SIGNATURES

Pursuant to the requirements of he Securities Exchange Act of 1934, the registrant has duly caused this report to be signed in its behalf by the undersigned, thereunto duly authorized.

Spur Ventures Inc.

(Registrant)

By	Y.B. Ian H

Y.B. Ian He
President and Director

Date	May 15, 2003

SPUR VENTURES INC.
CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2003 AND DECEMBER 31, 2002

	March 31,	December 31,
In Canadian dollars as at	2003	2002

ASSETS	(Unaudited)	(Audited)
Current

Cash and cash equivalents	$425,283	$5,899

Short term investment	1,000,000	-
Accounts receivable and prepaid expenses	9,836	20,461
Marketable securities	90,500	95,000
Amount due from joint venture partner	200,000	200,000

	1,725,619	321,360

Mineral properties	2,584,085	2,562,753

	$4,309,704	$2,884,113

LIABILITIES
Current

Bank overdraft	$-	$19,990

Accounts payable and accrued liabilities	123,416	55,206

	123,416	75,196
SHAREHOLDERS' EQUITY
Capital stock
Authorized -
100,000,000 Common shares without par value
100,000,000 Preferred shares without par value
Issued -

17,949,328 Common shares (2002: 17,949,328)	6,231,555	6,231,555
2,935,000 Common shares - subscriptions received

but not issued	1,467,500	-

	7,699,055
		6,231,555
Deficit	(3,512,767)	(3,422,638)

	4,186,288	2,808,917

	$4,309,704	$2,884,113

APPROVED BY THE DIRECTORS

"Robert G. Atkinson"	"Y.B. Ian He"

Director	Director

SPUR VENTURES INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002
(Unaudited)

In Canadian dollars	2003	2002

Expenses
Consulting fees	$34,545	$18,231
Management fees	12,500	12,500
Office and miscellaneous	11,623	6,449
Printing and mailing	367	731
Professional fees	9,826	5,816
Rent	5,747	8,177
Transfer agent and filing fees	10,523	863
Travel, advertising and promotion	2,873	1,489
Write down of marketable securities	4,500	-

	92,504	54,256

Other income
Interest income	-	810
Dividend income	2,375	17,950

	2,375	18,760

Loss for the period	(90,129)	(35,496)

Deficit, Beginning of period	(3,422,638)	(3,176,766)

Deficit, End of period	$(3,512,767)	$(3,212,262)

Basic and diluted loss per common share	$(0.01)	$(0.00)

Weighted average number of common shares
outstanding	17,949,328	17,749,328

SPUR VENTURES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002
(Unaudited)

In Canadian dollars	2003	2002

Cash flows from operating activities
Dividend received	$2,375	$17,950
Interest received	-	610

Interest paid	(451)	(94)

Cash paid to suppliers and employees	(8,718)	(51,785)

	(6,794)	(33,319)

Cash flows from investing activities

Feasibility study, project development	(21,332)	(44,710)

Purchase of short term investment	(1,000,000)	-

	(1,021,332)	(44,710)

Cash flows from financing activities

Share subscriptions received	1,467,500	-

	1,467,500	-

Increase (Decrease) in cash and cash equivalents	439,374	(78,029)

Cash and cash equivalents (Bank overdraft),	(14,091)	371,758
beginning of period

Cash and cash equivalents, end of period	$425,283	$293,729

SPUR VENTURES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(Unaudited)

1.

Basis of Presentation

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). However, they do not include all the information and disclosures required by the Canadian GAAP for financial statements. They have been prepared on the same accounting policies and methods of applications as the latest annual consolidated financial statements. In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results for the entire year. The information contained in the interim financial statements should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto. The unaudited consolidated financial statements include Spur Ventures Inc. (“the Company”), and its wholly owned subsidiary company, International Phosphate Mining Corporation. All significant inter-company transactions and accounts have been eliminated.

2.	Mineral Properties

	March 31, 2003	December 31, 2002
Mineral property expenditure
Yichang phosphate – feasibility study	2,584,085	2,562,753

	$2,584,085	$2,562,753

3.

Related Party Transactions

Due the three-month period ended March 31, 2003, the Company paid consulting fee of $19,545 to a company controlled by a director, management fee of $12,500 to a company controlled by a director and legal fee of $4,327 to a law firm of which a director is a partner.

4.

Segmented Information

Management considers the exploration of phosphate interest in China to be the company’s principal activity. All of the expenditures incurred in China in respect of this activity to date have been capitalized.

			March 31, 2003

	Canada	China	Consolidated
Current assets	$1,725,619	$-	$1,725,619
Mineral properties	-	2,584,085	2,584,085

Total assets	$1,725,619	$2,584,085	$4,309,704

			December 31, 2002

	Canada	China	Consolidated
Current assets	$321,360	$-	$321,360
Mineral properties	-	2,562,753	2,562,753

Total assets	$321,360	$2,562,753	$2,884,113

5.

Subsequent Events

In March 2003, the Company has arranged a private placement of selling 5,000,000 Units at $0.50 per Unit. Each Unit consists of one Common share of the Company and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional Common share of the Company for a period of two years at an exercise price of $0.60 per share from May 13, 2003, the date of closing. The Company is entitled to require the holders to exercise their warrants within 20 days from the date of notice by the Company to the holders that the closing price for the preceding 20 consecutive trading days exceed $1.20 per share. The Company incurred finders’ fee of $134,400, payable in cash and 70,000 Units with the same terms and conditions at a deemed price of $0.50 per unit.

As of March 31, 2003, the Company has already received $1,467,500 for subscribing 2,935,000 Units.

SUPPLEMENTARY INFORMATION

1.	Analysis of Expenses and Deferred Costs, Year to Date

	(A)	Expenses: General administrative expenses are broken down in the consolidated statement.

	(B)	Mineral Properties:

		March 31, 2003	December 31, 2002
Mineral property expenditure
	$
Yichang phosphate - feasibility study		2,584,085	$2,562,753

	$
		2,584,085	$2,562,753

2.

Related party transactions

During the three-month period ended March 31, 2003, the Company paid $19,545 as consulting fee and $12,500 as management fee to companies controlled by the directors of the Company. The Company also paid $4,327 to a legal firm that has a partner acting as a director of the Company.

3.	For the quarter under review:

(A)
Shares issued during the quarter: Nil
A private placement of 5,000,000 units at $0.50 per share was proposed. As at March 31, 2003, 2,935,000 units were subscribed and paid, but shares were not issued. Please refer Schedule C, 4. Financings, Principal Purposes and Milestones.

	(B)	Stock Options granted during this quarter: Nil

4.	As at the end of the quarter:

	(A)	Authorized 100,000,000 common shares without par value 100,000,000 preferred shares without par value, issueable in series and with special rights and restrictions to be determined on issuance

(B)	Issued

			Price per	Number of
			Common share	common shares	Amount

		December 31, 2002		17,949,328	$6,231,555
		March 31, 2003		17,949,328	$6,231,555

(C)	Stock Options
	The following table summarizes the options outstanding and exercisable as at March 31, 2003:

		Number of options	Exercise price		Expiry date

		250,000	0.90		October 18, 2005
		700,000	0.90		June 18, 2006
		50,000	0.90		Nov.19, 2006

		1,000,000

5.	List of Directors as at March 31, 2003 Alain Albagli, Robert G. Atkinson, David Black, Ernest K. Cheung, Gordon Ewart, Y.B. Ian He, Colin Leech-Porter, George H. Plewes,

MANAGEMENT DISCUSSION AND ANALYSIS

1.      Description of Business

Spur Ventures Inc. is a natural resource development company. It focuses on the development of Yichang Phosphate Fertilizer Project in China. The phosphate deposits dedicated to the project have a total audited phosphate resource of over 470 million tonnes. The project is intended to integrate phosphate rock mining and fertilizer manufacturing to produce high-analysis phosphate fertilizers and animal feed additive for China's domestic market. The integrated project includes a mine capable of producing 1.25-million t/y phosphate concentrate and a chemical complex on the Yangtze River designed to produce 1.1-million t/y diammonium phosphate (DAP) and compound fertilizer (NPK). A positive feasibility study and subsequent update by Jacobs Engineering Inc estimate the project internal rate of return in excess of 40%. The environmental assessment study on the project was completed and approved by China Environment Protection Agency in 2001. Mining permit application is proceeding, and preliminary approval has been obtained from Ministry of Land and Resources in early 2003.

2.      Discussion of Operations and Financial Conditions

Total general and administrative costs for the three months ended March 31, 2003 were $88,004. The total fees paid to the engineering firms and expenditures related to activities for Yichang project development in the quarter were $21,332. A fee of $15,000 was paid to a company related to Triennex in assisting Spur’s project financing. There have been no other material expenditures and no investor relation activity during this quarter.

Triennex advised Spur in March 2003 that the Export Credit Insurance Corporation of South Africa (ECIC) has approved up to US$30.0 million financing for the Yichang project on terms acceptable to Spur, subject to certain co-financing arrangements and conditions precedent.

In March 2003, Spur started its negotiation with China Wuhuan Chemical Engineering Corp. (CWCEC) on project engineering and construction. CWCEC, which was involved throughout the Yichang feasibility study, will take part in services in project basic engineering and turnkey packages for construction, commissioning, and operation. As part of a turnkey package proposal, CWCEC provides bank guarantee and estimates that phase I of the project will take 18 months to complete.

China has experienced profound economic transition in recent years. The changes have a dramatic impact on global economy and on individual companies’ investment decisions. In the face of a global economic slow-down, China recorded a healthy GDP growth of 9.9% in the first quarter of 2003 following its 7.9% growth in 2002. In 2002, China overtook Japan, becoming the third largest trade partner with the US after Canada and Mexico. In 2003, China is expected to remain as the largest destination for foreign direct investment after attracting a record US $51 billion foreign investment in 2002. Also in the first quarter of 2003, China reported a record foreign exchange reserve of US$316 billion, giving its policy of stable currency a strong support. China promulgated its mineral resources law in 1998 at a time when the mining and exploration industry were at a low level of activity. In 2002 and early 2003, strong interest in mineral resources was rekindled in the investment community. Many Canadian mining and exploration companies have returned to China. This time, China’s legal system was ready and conducive for the renewed interest in China’s vast untapped mineral resource.

3.      Subsequent Events

Spur raised $2.5 million on May 13, 2003 through a non-brokered private placement.

4.      Financings, Principal Purposes and Milestones

Spur closed a $2.5 million financing on May 13, 2003 through a non-brokered private placement in which 5 million units were issued at $0.50 per unit. Each unit is comprised of one share and one non-transferable warrant exercisable at $0.60 per share for two years. Each warrant will have a condition that if the share price of Spur trades at $1.20 or above for 20 trading days, the warrants will be automatically converted. The fund will be used for the Yichang project development and for working capital.

5.      Liquidity and Solvency

As at March 31, 2003, Spur had working capital of $1,725,619. The Company has no internal source of funding. The cash it has on hand should be sufficient to fund the Company in its current fiscal year’s business activities in project basic engineering, project financing and identifying strategic JV partners. The future of the Company depends on its ability to fund the Yichang project, general market conditions and many other factors.

EXHIBIT 99.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER OR
PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Report of Foreign Private Issuer on Form 6-K of Spur Ventures Inc., a British Columbia corporation (the “Company”), for the first quarter ended on March 31, 2003, the undersigned, Y.B. Ian He, President and Director of the Company, does each hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) Such Report of Foreign Private Issuer on Form 6-K for the first quarter ended on March 31 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii) The information contained in such Report of Foreign Private Issuer on Form 6-K for the month ended March 31, 2003 fairly presents, in all material respects, the financial condition and results of operations of the Company, to the extent disclosed in such report.

Date:	May 15, 2003	Y.B. Ian He

Y.B. Ian He
President and Director

Spur Ventures Inc.
(an exploration stage company)

Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(expressed in Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles and include a summary prepared by management reconciling significant differences between Canadian and United States generally accepted accounting principles as they affect these financial statements. The financial statements contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

“Y.B. Ian He”

Y.B. Ian He
President

March 28, 2003

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Independent Auditors’ Report

To the Shareholders of
Spur Ventures Inc.

We have audited the consolidated balance sheets of Spur Ventures Inc. (an exploration stage company) as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia
March 28, 2003
(except for note 10(c), which is as at May 13, 2003)

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Spur Ventures Inc.
(an exploration stage company)
Consolidated Balance Sheets
As at December 31, 2002 and 2001

(expressed in Canadian dollars)

	2002	2001
	$	$

Assets

Current assets
Cash and cash equivalents	5,899	371,758
Marketable securities (note 4)	95,000	492,950
Accounts receivable and prepaid expenses	20,461	12,157
Due from joint venture partner (note 6)	200,000	-

	321,360	876,865
Mineral properties (note 3)	2,562,753	2,251,568

	2,884,113	3,128,433

Liabilities

Current liabilities
Bank overdraft	19,990	-
Accounts payable and accrued liabilities	55,206	73,644

	75,196	73,644

Shareholders’ Equity

Capital stock (note 5)
Authorized
100,000,000 common shares without par value
100,000,000 preferred shares without par value
Issued
17,949,328 common shares (2001 - 17,949,328)	6,231,555	6,231,555
Deficit	(3,422,638)	(3,176,766)

	2,808,917	3,054,789

	2,884,113	3,128,433

Going concern assumption (note 1)

Subsequent events (note 10)

Approved by the Board of Directors

     “Robert G. Atkinson”      Director                “Y.B. Ian He”      Director

The accompanying notes are an integral part of these consolidated financial statements.

Spur Ventures Inc.
(an exploration stage company)
Consolidated Statements of Operations and Deficit
For the years ended December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

	2002	2001	2000
	$	$	$

Expenses
Consulting fees (note 6)	126,629	71,421	63,754
Depletion of natural gas interests	-	-	6,510
Management fees (note 6)	50,000	50,000	12,600
Office and miscellaneous	24,011	31,616	38,215
Printing and mailing	(4,916)	8,560	65,316
Professional fees	68,416	38,253	71,766
Rent	29,669	32,683	24,231
Transfer agent and filing fees	7,702	11,391	8,612
Travel, advertising and promotion	6,735	29,340	31,209
Writedown of mineral properties	-	151,807	-
Writedown of marketable securities	7,000	43,484	-

	315,246	468,555	322,213

Other income
Natural gas income	-	-	27,686
Interest income	3,259	19,299	46,229
Energy trust income	37,750	71,740	-
Gain on disposal of natural gas interests	-	-	199,017
Net gain on disposal of marketable securities	28,365	132,881	-

	69,374	223,920	272,932

Loss for the year	(245,872)	(244,635)	(49,281)
Deficit - Beginning of year	(3,176,766)	(2,932,131)	(2,882,850)

Deficit - End of year	(3,422,638)	(3,176,766)	(2,932,131)

Basic and diluted loss per common share	(0.01)	(0.01)	(0.00)

Weighted average number of
common shares outstanding	17,949,328	17,852,001	17,673,078

The accompanying notes are an integral part of these consolidated financial statements.

Spur Ventures Inc.
(an exploration stage company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

	2002	2001	2000
	$	$	$

Cash flows from operating activities
Cash received from natural gas interests	-	-	47,059
Dividends received	37,750	71,740	-
Interest received	3,312	19,497	46,746
Interest paid	(81)	(507)	(167)
Cash paid to suppliers and employees	(334,960)	(247,719)	(339,304)

	(293,979)	(156,989)	(245,666)

Cash flows used in investing activities
Feasibility study, project development	(311,185)	(176,041)	(1,145,392)
Net purchase of marketable securities	(236,250)	(994,325)	-
Amounts due from joint venture partner	(200,000)	-	-

	(747,435)	(1,170,366)	(1,145,392)

Cash flows from financing activities
Issue of common shares	-	92,625	30,225
Disposal of marketable securities	655,565	1,002,028	-

	655,565	1,094,653	30,225

Decrease in cash and cash equivalents	(385,849)	(232,702)	(1,360,833)
Cash and cash equivalents -
Beginning of year	371,758	604,460	1,965,293

Cash and cash equivalents - End of year	(14,091)	371,758	604,460

Supplemental cash flow information
Non-cash investing activities
Disposal of natural gas interests	-	-	411,257
Acquisition of marketable securities	-	-	(411,257)

	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Spur Ventures Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

1.

Going concern assumption

The main focus of the company is on the business of acquiring, exploring and developing phosphate and potash properties in China. The recoverability of the amounts shown as mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

For the year ended December 31, 2002, the company had a loss of $245,872 (2001 - loss of $244,635), working capital of $246,164 (2001 - $803,221) and a deficit of $3,422,638 (2001 - deficit of $3,176,766). In addition, the company had a cash balance of $(14,091) (2001 - $371,758).

On May 13, 2003 the company completed a private placement for gross proceeds of $2,500,000 (see note 10(c)). Management acknowledges that if the Yichang phosphate property proves to be successful then it will require significant equity and debt financing. Management believes that it can successfully raise financing for this project, however, there is no assurance that the company will be successful in raising this finance.

Management considers that the company has sufficient funding to meet its obligations and maintain administrative and operational expenditures for at least the next 12 months. These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

The feasibility study commissioned by the company on the Yichang phosphate project was completed in November 2000 and updated in April 2002, reflecting a positive forecast outcome. The project is estimated to require a total capital cost of US$371 million. The company is actively seeking additional sources of capital to finance the development of the Yichang phosphate project. The company has signed letters of intent with the China Merchant Bank and China Agriculture Bank to provide US$47 million of debt financing subject to equity financing. While the company has been successful in raising equity and seeking additional sources of capital in the past, there is no assurance that the company will be able to raise the additional equity or debt as required.

In addition, although the company has entered into preliminary agreements to secure the title of the mineral properties, these agreements are subject to contribution of capital by the company to earn its interest in the property. Although these arrangements are in accordance with industry standards for the stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may also be subject to unregistered prior agreements and regulatory requirements before title can be guaranteed by the company.

(1)

Spur Ventures Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

2.

Significant accounting policies

Accounting principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). These consolidated financial statements differ in material respects from U.S. GAAP, as disclosed in note 9.

Principles of consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, Spur Ventures (BVI) Inc., International Phosphate Mining Corporation (International Phosphate) and Kunlun Potash Ltd. (Kunlun Potash). International Phosphate and Kunlun Potash were incorporated to carry out mineral exploration and development programs in China. Spur Ventures (BVI) Inc. was deregistered during 2001.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

Marketable securities

Marketable securities are carried at the lower of cost and market value.

Income taxes

The company follows the asset and liability method for accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and the amounts reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Cash and cash equivalents

These consist of cash and short-term deposits maturing within 90 days of the original date of acquisition. In order to limit its exposure, the company deposits its funds with large financial institutions.

(2)

Spur Ventures Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

Mineral properties

The company records its interest in mineral properties at cost. Exploration and development expenditures relating to properties that have economically recoverable reserves or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assess if carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

Loss per common share

Loss per common share is calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated by using the treasury stock method whereby all options (in the money), warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

Translation of foreign currencies

All of the company’s foreign subsidiaries are considered fully integrated operations. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Income and expenses are translated at exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in loss for the year.

(3)

Spur Ventures Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

3.

Financial instruments

The carrying values of cash and cash equivalents, accounts receivable and prepaid expenses, and accounts payable and accrued liabilities approximate their fair values due to the short periods to maturity. The fair value of investments is disclosed in note 4.

Stock option plan

The company has adopted the new Canadian standard for accounting for stock-based compensation. As permitted by the standard, the company has elected not to follow the fair value method of accounting for stock options granted. Under this method, no compensation expense is recognized when the options are granted pursuant to the plan.. Any consideration paid by employees and directors on exercise of stock options is credited to share capital. If stock options are repurchased from employees and directors, the excess of the consideration paid over the carrying amount of the stock options is charged to deficit.

Compensation expense is determined when stock options are issued to non-employees and non-directors and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option-pricing model.

Mineral properties

	2002	2001
	$	$
Mineral property expenditures
Yichang phosphate	2,562,753	2,251,568

Yichang phosphate

In 1996, the company entered into a preliminary agreement with Yichang Phosphorous Chemical Industries Group Co. Under the agreement, the company has obtained an exclusive right to develop the Yichang phosphate deposit, which is located in Hubei province in China. The company can earn a 90% interest in the property by taking the property to production. The Chinese government will earn a 10% interest by contributing land and the mineral rights.

In 1999, the company completed the preliminary feasibility study report conducted jointly by the Northern China Chemical Mine Planning and Design Institute and China Wuhuan Chemical Engineering Corp. Final project approval was also received from the Chinese government.

In November 2000, a feasibility study and an environmental impact assessment study were completed.

(4)

Spur Ventures Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

4.

During 2001, the China Environment Protection Bureau approved the environmental study of the Yichang project. Letters of intent were signed with China Merchant Bank and China Agriculture Bank, contingent upon equity financing, to provide US$47 million bank loans and partial working capital line.

In April 2002, the feasibility study was updated by Jacobs Engineering Corporation.

In early 2002, the company commenced its application for mining permit through its joint venture partner, Yichang Phosphorus Chemical Industries Company (Yichang). Preliminary approval (stage one) of the application has been received from the Chinese Ministry of Land and Resources. Stage two of the application is in progress.

In 2002, the company engaged Triennex Pty Ltd. of South Africa to arrange total project financing based on a pre-arranged success fee. In December 2002, the company’s signed separately with four banks in Yichang, that they will provide bank loans to the Yichang project.

In December 2002, the company and its joint venture partner Yichang signed a joint venture contract, which will result in the setting up of a joint venture company, Yichang Maple Leaf Chemicals Company, which is to undertake the development of the Yichang phosphate project.

Golmud potash

The company wrote off its interest in the Golmud potash project during 2001, in accordance with the

Accounting Guideline “Enterprises in the Development Stage” which requires that when there has been a delay in development activity extending beyond three years, there is a presumption that a writedown of deferred development costs is necessary.

Marketable securities

	2002	2001
	$	$

Energy trusts	95,000	492,950

Energy trusts

The company initially acquired energy trust units in 2001, and during 2002 the company both acquired and disposed of a number of these units. At December 31, 2002, the remaining units held had a cost of $102,000 (2001 - $536,434) and, consistent with its accounting policy, the company has recognized a loss of $7,000 (2001 - $43,484) as a result of writing these investments down to their market value as at December 31, 2002.

(5)

Spur Ventures Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

Natural gas interests The company sold all of its natural gas interests for net proceeds of $471,798 which resulted in a gain on disposal of $60,541 in 2001.

5.

Capital stock

Authorized

100,000,000 common shares without par value
100,000,000 preferred shares without par value, issuable in series and with special rights and restrictions to be determined on issuance

Issued

	Price per	Number of
	common	common
	share	shares	Amount
	$		$
December 31, 1998 and 1999		17,634,328	6,108,705
Exercise of stock options	0.39	77,500	30,225

December 31, 2000		17,711,828	6,138,930
Exercise of stock options	0.39	237,500	92,625

December 31, 2001		17,949,328	6,231,555

December 31, 2002		17,949,328	6,231,555

Stock options

Under the 2001 Employee Stock Option Plan, the company may grant options to its directors, officers, and service providers of the company for up to 3,589,865 common shares or such additional amount as may be approved from time to time by the shareholders of the company. Under the plan, the exercise price of each option equals the market price of the company’s stock on the date of grant and an option’s maximum term is 10 years. The directors of the company may determine and impose terms upon which each option shall become vested in respect of option shares. All options outstanding at the fiscal year-end are currently vested.

(6)

Spur Ventures Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

A summary of the company’s options at December 31, 2002 and 2001 and the changes for the years then ended is presented below:

		2002		2001

		Weighted		Weighted
		average		average
	Options	exercise	Options	exercise
	outstanding	price	outstanding	price
		$		$
At January 1	1,325,000	0.90	1,565,000	0.66
Granted	-	-	750,000	0.90
Exercised	-	-	(237,500)	0.39
Cancelled/expired	(325,000)	0.90	(752,500)	0.56

At December 31	1,000,000	0.90	1,325,000	0.90

The following table summarizes information about the options outstanding and exercisable at December 31, 2002:

Weighted
average
	Options	remaining	Weighted
	outstanding	contractual	average
Exercise	and	life	exercise
price	exercisable	(years)	price
$			$

0.90	1,000,000	2.62	0.90

6.	Related party transactions Included in expenses are the following amounts paid to companies with common directors:

	2002	2001	2000
	$	$	$
Consulting fees (a)	76,129	71,261	63,754
Management fees (b)	50,000	50,000	9,750
Rent (c)	-	-	10,000
Legal fees (d)	13,549	10,591	-

	139,678	131,852	83,504

(7)

Spur Ventures Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

	a)	A director of the company, who is also a president of the company, receives consulting fees for management services.

	b)	Management fees of $50,000 (2001 - $50,000; 2000 - $9,750) were paid to a company owned by a director.

	c)	Rent of $nil (2001 - $nil; 2000 - $10,000) was paid to a company owned by a former director.

	d)	Legal fees of $13,549 (2001 - $10,591; 2000 - $nil) were paid to a law firm of which a director is a partner.

e)
In 2002, the company advanced $200,000 to its joint venture partner, Yichang that will either be converted into an investment in the joint venture company, Yichang Maple Leaf Chemicals Company Limited, or returned to the company.

7.

Segmented information

Management considers the exploration of phosphate and potash interests in China to be the company’s principal activity. All of the expenditures incurred in China in respect of this activity to date have been capitalized.

			2002

	Canada	China	Consolidated
	$	$	$
Current assets	321,360	-	321,360
Mineral properties	-	2,562,753	2,562,753

Total assets	321,360	2,562,753	2,884,113

			2001

	Canada	China	Consolidated
	$	$	$
Current assets	876,865	-	876,865
Mineral properties	-	2,251,568	2,251,568

Total assets	876,865	2,251,568	3,128,433

(8)

Spur Ventures Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

8.	Income taxes A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the company’s effective income tax expense is as follows:

	2002	2001
	$	$

Income tax provision at statutory rates	51,528	109,156
Increase (decrease) in taxes from:
Non-deductible items	(1,338)	(1,053)
Benefit of losses not recognized	(50,190)	(108,759)
Income not subject to tax	-	656

	-	-

The company has a potential future tax asset of $505,000 (2001 - $480,000) that arises principally from non-capital tax losses available for carry-forward. Management believes the realization of income tax benefits related to these losses is not more likely than not to occur, and therefore, no future income tax asset has been recognized.

At December 31, 2002, the company has estimated non-capital losses for tax purposes of $1,117,000 (2001 - $1,074,000) with expiry dates as shown below:

$

2003	280,000
2004	327,000
2005	98,000
2006	182,000
2008	117,000
2009	113,000

1,117,000

(9)

Spur Ventures Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

9.	Differences between Canadian and U.S. generally accepted accounting principles

	a)	If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact on the consolidated balance sheets would be as follows:

	2002	2001
	$	$

Mineral properties - under Canadian GAAP	2,562,753	2,251,568
Feasibility study/technical evaluation	(2,562,753)	(2,251,568)

Mineral properties - under U.S. GAAP	-	-

Capital stock - under Canadian GAAP	6,231,555	6,231,555
Compensatory escrow release value	697,500	697,500
Flow-through share premium	(135,000)	(135,000)

Capital stock - under U.S. GAAP	6,794,055	6,794,055

Deficit - under Canadian GAAP	(3,422,638)	(3,176,766)
Feasibility study/technical evaluation	(2,562,753)	(2,251,568)
Compensatory escrow release value	(697,500)	(697,500)
Deferred taxes	135,000	135,000

Deficit - under U.S. GAAP	(6,547,891)	(5,990,834)

(10)

Spur Ventures Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

The impact on the consolidated statements of operations and deficit would be as follows:

	2002	2001	2000
	$	$	$

Loss for the year -
under Canadian GAAP	(245,872)	(244,635)	(49,281)
Feasibility study/technical evaluation	(311,185)	(176,041)	(1,048,689)
Mineral property written off in year	-	151,807	-
Deferred taxes	-	-	98,438

Loss for the year -
under U.S. GAAP before
comprehensive income adjustments	(557,057)	(268,869)	(999,532)
Adjustments to arrive at
comprehensive income:
Unrealized (recovery) gain on
marketable securities	-	(59,941)	59,941

Comprehensive loss	(557,057)	(328,810)	(939,591)

Loss per common share -
under U.S. GAAP before
comprehensive income adjustments	0.03	0.06	0.05

b)	Income taxes

Under U.S. GAAP, the sale of flow-through shares results in a deferred credit being recognized for the excess of the purchase price paid by investors over the fair value of common shares without the flow-through feature. The fair value of the shares is recorded as equity. When the tax deductibility of the qualifying expenditures is renounced, a temporary difference arises with the natural gas interests. A deferred tax liability is established in the amount of the tax benefit foregone, and tax expense is recorded for the difference between the deferred tax liability and the premium received upon issuance of the flow-through shares. This deferred tax liability reverses due to loss carry-forwards available.

c)	Accounting for stock-based compensation

For years prior to 2002, for financial statement purposes, the company has elected to follow the recommendations of APB Opinion No. 25, “Accounting for stock issued to employees,” in accounting for stock options. This requires the recognition of compensation expense only when the option price is less than the market value on the grant date.

(11)

Spur Ventures Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

d)

Mineral property expenditures

Mineral property expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses expenditures relating to unproven mineral properties as they are incurred. When proven and probable reserves are indicated as a bankable feasibility study for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to net recoverable value on a discounted cash flow basis.

e)

Issue of escrow shares

U.S. GAAP requires that compensation expense be recorded for the excess of the quoted market price over the price granted to employees and directors under escrow share agreements, which are based on more than mere passage of time and require performance. The compensation expense is recorded when the shares become eligible for release. Under Canadian GAAP, no compensation expense is recorded for such escrow share agreements.

f)

Supplemental cash flow information

Under U.S. GAAP, the direct method of presenting the consolidated statements of cash flows for 2002, 2001 and 2000 would not show exploration expenditures under investing activities. These balances of $311,185, $176,041 and $1,145,392, respectively, would instead be included in cash paid to suppliers and employees under operating activities. This would result in totals for 2002, 2001 and 2000 for cash paid to suppliers and employees of $646,145, $423,761 and $1,484,696, respectively.

g)

Recent accounting pronouncements

Impairment of Long-Lived Assets

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) has issued CICA 3063, “Impairment of Long-Lived Assets.” This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

(12)

Spur Ventures Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

FIN 45 - Guarantor’s Accounting and Disclosure Requirements for Guarantees

The FASB has issued Financial Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57 and 107,” (FIN 45). FIN 45 requires that, effective for years beginning after September 15, 2002, a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee. The impact of adopting FIN 45, on January 1, 2003, is not anticipated to be material.

AcG 14 - Disclosure of Guarantees

The CICA has issued Accounting Guideline 14, “Disclosure of Guarantees”, (AcG 14) which is effective for periods beginning on or after January 1, 2003. AcG 14 requires disclosure of key information about certain types of guarantee contracts that require payments contingent on specified types of future events. The company expects to adopt this Guideline in the first quarter of 2003.

FAS 148 - Accounting for Stock Based Compensation

The FASB has issued Financial Accounting Series No. 148, “Accounting for stock based compensation -Transition and Disclosure - an amendment to FAS 123” (FAS 148). FAS 148 provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The company does not expect that the implementation of this new standard will have a material impact on its consolidated financial statements.

h)

Marketable securities

For U.S. GAAP purposes, unrealized gains and losses for available-for-sale securities are included in comprehensive income, a separate component of shareholders’ equity, except where the decline in value is other than temporary in which case Canadian and U.S. GAAP are the same.

10.	Subsequent events

a)
The company were advised by Triennex Pty Ltd. (Triennex) in March 2003 that the Export Credit Insurance Corporation of South Africa (ECIC) has approved up to US$30.0 million financing for the project on terms acceptable to the company, subject to certain co-financing arrangements and conditions precedent. In addition, Triennex held discussions with four Chinese banks in December 2002, all of whom signed letter of commitment and are to begin due diligence on the project.

(13)

Spur Ventures Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

b)
In March 2003, the company started its negotiation with China Wuhuan Chemical Engineering Corp. (CWCEC). CWCEC, which was involved throughout in the Yichang feasibility study, is expected to take part in providing competitive services in project basic engineering and turnkey packages for construction, commissioning, and operation. As part of its turnkey package, CWCEC provides bank guarantee and estimates to take 18 months to complete the construction of phase one of the project.

c)
The company arranged in May 2003, a non-brokered placement of 5,000,000 units at $0.50 per unit for total proceeds of up to $2,500,000. Each unit consists of one common share and one non-transferable share purchase warrant entitling the warrant holder to purchase one common share at $0.60 per share for a period of two years. The proceeds from this private placement will be used to finance the basic engineering and working capital.

(14)

SUPPLEMENTARY INFORMATION
Annual Financial Statements for the Year Ended December 31, 2002

1.	Analysis of Expenses and Deferred Costs, Year to Date

	(A)	Expenses General administrative expenses are broken down in the consolidated statement.

	(B)	Mineral Properties

	December 31,	December 31,
Mineral property expenditure	2002	2001
Yichang phosphate - feasibility study	$2,562,753	$2,251,568

	$2,562,753	$2,251,568

2.
Related party transactions
During the twelve-month period ended December 31, 2002, the Company paid $76,129 as consulting fee and $50,000 as management fee to companies controlled by the directors of the Company. The Company also paid $13,549 to a legal firm that has a partner acting as a director of the Company.

3.	Summary of securities issued and options granted during the period: Shares issued during the year: Nil Stock Options granted during the year: Nil

4.	Summary of securities as at the end of the reporting period
	(A)	Authorized 100,000,000 common shares without par value 100,000,000 preferred shares without par value, issueable in series and with special rights and restrictions to be determined on issuance

(B)	Issued

			Price per	Number of
			Common share	common shares	Amount

		December 31, 2001		17,949,328	$6,231,555
		December 31, 2002		17,949,328	$6,231,555

(C)	Stock Options
	The following table summarizes the options outstanding and exercisable as at December 31, 2002:

		Number of options	Exercise price		Expiry date

		250,000	0.90		October 18, 2005
		700,000	0.90		June 18, 2006
		50,000	0.90		Nov.19, 2006

		1,000,000

5.	List of Directors as at December 31, 2002 Alain Albagli, Robert G. Atkinson, David Black, Ernest K. Cheung, Gordon Ewart, Y.B. Ian He, Colin Leech-Porter, George H. Plewes,

MANAGEMENT DISCUSSION AND ANALYSIS
Annual Financial Statements for the Year Ended December 31, 2002

1.       Description of Business

Spur Ventures Inc. is a natural resource development company. It focuses on the development of Yichang Phosphate Fertilizer Project in China. The phosphate deposits dedicated to the project have a total phosphate resource of over 400 million tonnes. The project is intended to integrate phosphate rock mining and fertilizer manufacturing to produce high-analysis phosphate fertilizers and animal feed additive for China's domestic market. The integrated project includes a mine capable of producing 1.25-million t/y phosphate concentrate and a chemical complex on the Yangtze River designed to produce 1.1-million t/y diammonium phosphate (DAP) and compound fertilizer (NPK). A positive feasibility study and subsequent update by Jacobs Engineering Inc estimate the project internal rate of return in excess of 40%. The environmental assessment study on the project was completed and approved by China Environment Protection Agency in 2001. Mining permit application is proceeding, and preliminary approval has been obtained from Ministry of Land and Resources in early 2003.

2.       Discussion of Operations and Financial Conditions

Total general and administrative costs for the year ended December 31, 2002 were $308,246. The total fees paid to engineering firms and expenditures related to the activities for the Yichang project development in the year were $311,185. A fee of $55,000 was paid to a company related to Triennex in assisting Spur’s project financing. There have been no other material expenditures and no investor relation activity during this quarter.

Following the completion of feasibility study on the Yichang phosphate project, Spur commissioned Jacobs Engineering Inc. to examine the project implementation and reconfiguration alternatives. The study was completed in April 2002. In the study, Jacobs proposed a two-phased project implementation plan. Phase I will involve the construction of an NPK fertilizer production facility, a river jetty and associated infrastructure to produce approximately 1.1 million t/y high-analysis phosphate fertilizer NPK by outsourcing phosphoric acid. Phase II will be started, when Phase I is in production, by backward integrating Phase I facilities into phosphate rock mining and phosphoric acid production. The reconfiguration reduces the initial capital requirement to approximately $120 million (including working capital) from the original $341 million, increases the project internal rate of return (IRR) to over 40%, and puts an estimated net present value (NPV) exceeding US$300 million. Spur Ventures believes that this implementation plan should substantially reduce risks in project financing, construction, commissioning, operating and marketing, and give greater flexibility in the quantity of fertilizer produced.

In early 2002, Spur commenced its application for mining permit through its Chinese joint venture partner, Yichang Phosphorus Chemical Industry Company (YPCI). The application involves two stages. Stage one is to file an application to delineate the area covering the mineral deposits and to designate the deposits for development by Spur and YPCI. The Chinese Ministry of Land and Mineral Resources gave its approval to this application at the end of 2002. In stage two, an independent valuation will be conducted on the mineral property to give it a deemed value as part of YPCI’s contribution to the Yichang project. It is expected that the mining permit will be issued in the second half of 2003.

In February 2002, Spur engaged Triennex (Pty) Ltd of South Africa, a financial specialist in arranging and structuring capital and infrastructure development projects in emerging markets. Triennex has completed a number of similar infrastructure loans relating to projects in Africa. Its mandate is to arrange total project financing. In December 2002, Spur’s management and Triennex met China’s four largest banks: Industrial and Commercial Bank of China, Bank of China, China Construction Bank, and Agricultural Bank of China. Separate memoranda of understanding were signed that the four banks will provide founding for the Yichang project.

In December 2002, Spur and YPCI signed joint venture contract. The joint venture contract mandates the both parties to set up a joint venture company, Yichang Maple Leaf Chemicals Company, to develop the Yichang project. According to the contract, Yichang Maple Leaf Chemicals Company is owned 90% by Spur and 10% by YPCI.

Also in December 2002, Spur’s management and financiers visited China and met local and provincial government representatives and officials. In the meetings, the local and provincial governments pledged their sincere support to Spur's effort on the Yichang project. Unquestionably, the support of all levels of Chinese government has been a very important part of the project.

China has limited phosphate rock resources available for large-scale development. The large phosphate resources in Yichang and Spur’s phase II program to build phosphate rock mining and phosphoric acid production facilities will not only put Spur in a competitive advantage over other NPK producers but also give it capability to capture the huge potential phosphoric acid market in China.

China has experienced profound economic transition in recent years. The changes have a dramatic impact on global economy and on individual companies’ investment decisions. In the face of a global economic slow-down, China recorded a healthy GDP growth of 7.9% in 2002. In 2002, China overtook Japan, becoming the third largest trade partner with the US after Canada and Mexico. In 2002, China attracted a record US $51 billion foreign investment. In the first quarter of 2003, China reported a record foreign exchange reserve of US$316 billion, giving its policy of stable currency a strong support. China promulgated its mineral resources law in 1998 at a time when the mining and exploration industry were at a low level of activity. In 2002 and early 2003, strong interest in mineral resources was rekindled in the investment community. Many Canadian mining and exploration companies have returned to China. This time, China’s legal system is ready and conducive for the renewed interest in China’s vast untapped mineral resource.

3.       Subsequent Events

Triennex advised Spur in March 2003 that the Export Credit Insurance Corporation of South Africa (ECIC) has approved up to US$30.0 million financing for the Yichang project on terms acceptable to Spur, subject to certain co-financing arrangements and conditions precedent.

In March 2003, Spur started its negotiation with China Wuhuan Chemical Engineering Corp. (CWCEC). CWCEC, which was involved throughout the Yichang feasibility study, will provide services in project basic engineering and turnkey packages for construction, commissioning, and operation. As part of its turnkey package proposal, CWCEC provides bank guarantee and estimates that phase I of the project will take 18 months to complete.

To advance the Yichang project, Spur raised $2.5 million in May 2003 through non-brokered private placement in which 5 million units were issued at $0.50 per unit. Each unit is comprised of one share and one non-transferable warrant exercisable at $0.60 per share for two years. Each warrant will have a condition that if the share price of Spur Ventures trades at $1.20 or above for 20 trading days, the warrants will be automatically converted.

4.       Financings, Principal Purposes and Milestones

Spur raised $2.5 million in May 2003 through a non-brokered private placement in which 5 million units were issued at $0.50 per unit. Each unit is comprised of one share and one non-transferable warrant exercisable at $0.60 per share for two years. Each warrant will have a condition that if the share price of Spur trades at $1.20 or above for 20 trading days, the warrants will be automatically converted. The fund will be used for basic engineering on the Yichang project and for working capital.

5.       Liquidity and Solvency

As at March 31, 2003, Spur had working capital of $1,725,619. The Company has no internal source of funding. The cash it has on hand should be sufficient to fund the Company in its current fiscal year’s business activities in project basic engineering, project financing and identifying strategic JV partners. The future of the Company depends on its ability to fund the Yichang project, general market conditions and many other factors.

EXHIBIT 99.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER OR
PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Report of Foreign Private Issuer on Form 6-K of Spur Ventures Inc., a British Columbia corporation (the “Company”), for the year ended on December 31, 2002, the undersigned, Y.B. Ian He, President and Director of the Company, does each hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) Such Report of Foreign Private Issuer on Form 6-K for the year ended on December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii) The information contained in such Report of Foreign Private Issuer on Form 6-K for the year ended December 31, 2002 fairly presents, in all material respects, the financial condition and results of operations of the Company, to the extent disclosed in such report.

Date:	May 15, 2003	Y.B. Ian He

Y.B. Ian He
President and Director

SPUR VENTURES INC.

1212 - 1130 West Pender Street
Vancouver, B. C.
V6E 4A4

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the members of SPUR VENTURES INC. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Friday, June 13, 2003, at the hour of 11:00 A.M., Vancouver time, for the following purposes:

  To receive and consider the report of the directors and the financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2002.
  To fix the number of directors at eight (8).
  To elect directors for the ensuing year.
  To appoint the auditor for the ensuing year.
  To authorize the directors to fix the remuneration to be paid to the auditor.
  To authorize the directors in their discretion to amend stock options granted to insiders, directors, senior officers, employees or consultants subject to regulatory approvals, as more fully set forth in the information circular accompanying this notice.
  To consider and, if thought fit, to pass an ordinary resolution approving the implementation by the Company of a stock option plan for the Company, subject to regulatory acceptances, as more fully set forth in the information circular accompanying this Notice.
  To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 14 day of May, 2003.

BY ORDER OF THE BOARD

YINGBIN IAN HE, PRESIDENT

CHAIRMAN’S REPORT

In the report to shareholders last year, the prospects of the Yichang Phosphate project were viewed with cautious optimism, encouraged by the unparalleled rate of change taking place in all aspects of Chinese life. This view is justified as the patient and persistent efforts by Spur Ventures over the past six years have brought the project to a stage that could see fertilizer production in two years.

China promulgated its mineral resources law in 1998 at a time when the mining and exploration industry were at a low level of activity. In 2002, strong interest in mineral resources was rekindled in the investment community. Many Canadian mining and exploration companies went back to China. This time, China’s legal system was ready for the renewed interest in China’s vast untapped mineral resource.

China has experienced profound economic transition in recent years. The changes have a dramatic impact on global economy and on individual companies’ investment decisions. In 2002, China overtook Japan, becoming the third largest trade partner with the US after Canada and Mexico. Also in 2002, China became the largest destination for foreign direct investment, attracting a record US $51 billion foreign investment. Again, in 2002, China recorded a healthy 7.9% growth rate of GDP in the face of a global economic slow-down. These changes can be said to be historical and create some lifetime opportunities. The Yichang project is an embodiment of such opportunity.

China accounts for over one quarter of global fertilizer consumption and remains the largest importer of fertilizer in the world. This presents a great business opportunity for international fertilizer companies to expand their business and to increase their market shares in the Chinese market. The window of opportunity may not however open forever as domestic fertilizer producers in China are beginning to consolidate and to increase their production.

Spur Ventures has been among the few companies diligently working on capitalizing the fertilizer opportunities in China. Its Yichang phosphate project has a number of competitive advantages over the international and other Chinese NPK fertilizer producers. It will be an integrated facility producing its own phosphate rock and phosphoric acid. It will be of a large size, giving it economy of scale advantages over the many smaller domestic fertilizer producers. Additionally, phosphoric acid could be produced to supply the numerous existing small importers. This will enable the economic potential of the Yichang phosphate resources to be fully realized.

The Yichang phosphate project will be implemented in two phases. The first phase will consist of the high analysis NPK fertilizer complex producing from purchased phosphoric acid, ammonia and potash. Backward integration will occur into the second phase consisting of the mining and beneficiation of phosphate rock and the production of phosphoric acid.

There are a number advantageous in implementing the Yichang project in phases: (1) the capital commitment to establish the first phase is substantially reduced; (2) the first phase will involve a shorter time in getting product to market and therefore, control of the market will be obtained at an earlier stage; (3) the risks associated with the mining beneficiation and pipeline construction and sulphuric and phosphoric acid production are avoided in getting the first phase underway; and (4) there is an opportunity for international producers of phosphoric acid and potash to form alliances and supply agreements with Spur’s Yichang NPK plant.

In closing, I wish to thank our loyal shareholders for their patience. The road to success is often lengthy. I am pleased to say that a number of developments will be announced in the near future relating to the project finance, joint venture partners and alliances required to move the project ahead quickly.

The impact of SARS on our Yichang project is difficult to assess. While the debate will continue, Spur Ventures will be guided by the World Health Organization’s recommendations, particularly relating to travel.

ROBERT ATKINSON

Chairman and Director
May 3, 2003

PRESIDENT’S REPORT

In 2002, significant progress was made on the Yichang phosphate project in technical, regulatory and project financing areas.

Following the completion of feasibility study on the Yichang phosphate project, Spur commissioned Jacobs Engineering Inc. to examine the project implementation and reconfiguration alternatives. The study was completed in April 2002. In the study, Jacobs proposed a two-phased project implementation plan. Phase I will involve the construction of an NPK fertilizer production facility, a river jetty and associated infrastructure to produce approximately 1.1 million t/y high-analysis phosphate fertilizer NPK by outsourcing phosphoric acid. Phase II will be started, when Phase I is in production, by backward integrating Phase I facilities into phosphate rock mining and phosphoric acid production. The reconfiguration reduces the initial capital requirement to approximately $120 million (including working capital) from the original $341 million, increases the project internal rate of return (IRR) to over 40%, and puts an estimated net present value (NPV) exceeding US$300 million. Spur Ventures believes that this implementation plan should substantially reduce risks in project financing, construction, commissioning, operating and marketing, and give greater flexibility in the quantity of fertilizer produced.

In early 2002, Spur commenced its application for mining permit through its Chinese joint venture partner, Yichang Phosphorus Chemical Industry Company (YPCI). The application involves two stages. Stage one is to file an application to delineate the area covering the mineral deposits and to designate the deposits for development by Spur and YPCI. The Chinese Ministry of Land and Mineral Resources gave its approval to this application at the end of 2002. In stage two, an independent valuation will be conducted on the mineral property to give it a deemed value as part of YPCI’s contribution to the Yichang project. It is expected that the mining permit will be issued in the second half of 2003.

In February 2002, Spur engaged Triennex (Pty) Ltd of South Africa, a financial specialist in arranging and structuring capital and infrastructure development projects in emerging markets. Triennex has completed a number of similar infrastructure loans relating to projects in Africa. Its mandate is to arrange total project financing. In December 2002, Spur’s management and Triennex met China’s four largest banks: Industrial and Commercial Bank of China, Bank of China, China Construction Bank, and Agricultural Bank of China. Separate memoranda of understanding were signed that the four banks will provide founding for the Yichang project.

In December 2002, Spur and YPCI signed joint venture contract. The joint venture contract mandates the both parties to set up a joint venture company, Yichang Maple Leaf Chemicals Company, to develop the Yichang project. According to the contract, Yichang Maple Leaf Chemicals Company is owned 90% by Spur and 10% by YPCI.

Also in December 2002, Spur’s management and financiers visited China and met local and provincial government representatives and officials. In the meetings, the local and provincial governments pledged their sincere support to Spur's effort on the Yichang project. Unquestionably, the support of all levels of Chinese government has been a very important part of the project.

Recent development

Triennex advised Spur in March 2003 that the Export Credit Insurance Corporation of South Africa (ECIC) has approved up to US$30.0 million financing for the Yichang project on terms acceptable to Spur, subject to certain co-financing arrangements and conditions precedent.

In March 2003, Spur started its negotiation with China Wuhuan Chemical Engineering Corp. (CWCEC). CWCEC, which was involved throughout the Yichang feasibility study, will provide services in project basic engineering and turnkey packages for construction, commissioning, and operation. As part of its turnkey package proposal, CWCEC provides bank guarantee and estimates that phase I of the project will take 18 months to complete.

To advance the Yichang project, Spur raised $2.5 million in May 2003 through non-brokered private placement in which 5 million units were issued at $0.50 per unit. Each unit is comprised of one share and one non-transferable warrant exercisable at $0.60 per share for two years. Each warrant will have a condition that if the share price of Spur Ventures trades at $1.20 or above for 20 trading days, the warrants will be automatically converted.

The latest developments reaffirm the faith shown by Spur in the crucial role of the Yichang project, not only as a world-scale and competitive producer of phosphate fertilizers (and potentially animal feeds), but also in helping to drive China closer to achieving self-sufficiency in phosphate fertilizers.

I want to once again thank to our shareholders for their support and understanding. I also want to thank my fellow board members for their guidance and diligence in formulating our corporate development strategy.

Y.B. IAN HE

President and Director
May 3, 2003

SPUR VENTURES INC.

INFORMATION CIRCULAR

(As at May 14, 2003 except as indicated)

For the Annual General Meeting of Shareholders to be held on Friday, June 13, 2003

This information circular is furnished in connection with the solicitation of proxies by the management of SPUR VENTURES INC. (the "Company") for use at the annual general meeting of the Company to be held on June 13, 2003 and at any adjournments thereof. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the “shareholder”) on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the nnndate of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Spur Ventures Inc. as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 200,000,000 common shares divided into 100,000,000 common shares without par value, of which 23,019,328 are issued and outstanding, and 100,000,000 preferred shares without par value, of which none are issued. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on May 14, 2003 will be entitled to receive notice of and vote at the meeting.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Robert G. Atkinson	2,492,692(1)	10.8%

Note (1):

Among the shares, 1,939,600 shares are held indirectly in the name of Quest Investment Corp., of which Robert G. Atkinson is a Director, 300,292 shares are held indirectly in the name of A & E Capital Funding Inc., of which Robert G. Atkinson is Chairman and a Director, 248,000 shares are held indirectly in the name of his family company 403401 B.C. Ltd., of which Robert G. Atkinson is a Director, and 4,800 shares are held directly by Robert G. Atkinson in RRSP.

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled(2)

Robert G. Atkinson West Vancouver, B.C. Chairman of the Board and Director	Director of Quest Investment Corp., a holding company with interests in various businesses.	Since July, 2002	2,492,692(3)
Y.B. Ian He(1) North Vancouver, B.C. President and Director	President of Spur Ventures Inc. since August 1995; Senior Process Metallurgist at Process Research Associates Ltd. prior to 1995.	Since August 21, 1995	557,120
George H. Plewes(1) Pembroke, Bermuda Director	Chairman, Southwestern Resources Corporation.	Since October 10, 1996	Nil
Gordon D. Ewart Cobourg, Ontario Director	Director of Quest Investment Corp., Director of Global (GMPC) Holdings Inc.	Since June 28, 1999	10,000(4)
David Cohen West Vancouver, B.C. Director	President and CEO of Northern Orion Resources Inc, Formerly Sr. VP, Miramar Mining Corp.		220,000(5)
Colin Leech-Porter Vancouver, B.C. Director	President of Scalporter Enterprises, Businessman and Self-employed psychiatrist.	Since June 22, 2000	67,000(6)
W. David Black Vancouver, B.C. Secretary and Director	Partner, DuMoulin Black, Barristers & Solicitors.	Since June 22, 2000	Nil

Note:

1.	Member of the audit committee.
2.	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 14, 2003, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.
3.	1,939,600 shares are held indirectly in the name of Quest Investment Corp., of which Robert G. Atkinson is a Director, 300,292 shares are held indirectly in the name of A & E Capital Funding Inc., of which Robert G. Atkinson is Chairman and a Director, 248,000 shares are held indirectly in the name of his family company 403401 B.C. Ltd., of which Robert G. Atkinson is a Director, and 4,800 shares are held directly by Robert G. Atkinson in his RRSP.
4.	Shares are held indirectly in the name of 425674 Ontario Ltd., of which Gordon D. Ewart is the President.
5.	Shares are held indirectly in the name of Riverbank Group Limited, of which David Cohen is a Director.
6.	57,000 shares are held indirectly in the name of Jaccolora Inc., of which Colin Leech-Porter is the President.

EXECUTIVE COMPENSATION

T he following table (presented in accordance with the rules ("the Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of the individuals who were, as at December 31, 2002, the Executive Officers (“the Named Executive Officers”),

Summary Compensation Table
Name and Principal Position	Annual Compensation				Long Term Compensation		All other Compen- sation ($)
	Year Ended	Salary ($)	Bonus ($)	Other Compen- sation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units (#)

Yingbin Ian He President and Director	2002 2001 2000	78,181 71,261 63,754	Nil Nil Nil	Nil Nil Nil	400,000 350,000 Nil	Nil Nil Nil	Nil Nil Nil

Robert G. Atkinson Chairman and Director	2002 2001 2000	50,000 50,000 Nil	Nil Nil Nil	Nil Nil Nil	1,600,000 350,000 Nil	Nil Nil Nil	Nil Nil Nil

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

No stock options were granted to the Named Executive Officers during the most recently completed financial year.

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company has a formalized stock option plan for the granting of incentive stock options to the officers, employees and Directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)(1)	% of Total Options Granted in the Financial Year	Exercise or Base Price ($/Securi- ties) (1)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date

Alain Albagli	100,000	N/A	0.60	0.60	May 15,2002	May 15,2007
W. David Black	100,000	N/A	0.60	0.60	May 15,2002	May 15,2007
Ernest Cheung	50,000	N/A	0.60	0.60	May 15,2002	May 15,2007
Gordon D. Ewart	100,000	N/A	0.60	0.60	May 15,2002	May 15,2007
George W. Plewes	100,000	N/A	0.60	0.60	May 15,2002	May 15,2007
Colin Leech-Porter	100,000	N/A	0.60	0.60	May 15,2002	May 15,2007

(1)
These stock options vest as to 25% at the date of grant and 12-1/2% every quarter thereafter. The exercise price of stock options is determined by the Board of Directors of the Company but shall in no event be less than the closing trading price of the common shares of the Company on the TSX Venture Exchange on the day prior to their announcement.

Directors’ Option Repricings During the Most Recently Completed Financial Year

No directors' options were repriced during the most recently completed financial year.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company except as follows:

Subsequent to the Company's last completed financial year, Insiders of the Company participated in the private placement of 5,000,000 units at $0.50 per unit. Each unit consisted of one share and one non transferable share purchase warrant, each one warrant entitling the holder to purchase one additional share in the capital stock of the Company for a period of twenty-four months at a price of $0.60 per share. The insiders purchased in the aggregate 137,500 units.

APPOINTMENT OF AUDITOR OF THE COMPANY

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers, Chartered Accountants, of Suite 200 - 250 Howe Street, Vancouver, British Columbia, V6C 3S7, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

PricewaterhouseCoopers were first appointed as auditors on December 31, 1993.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Amendments to Stock Options

During the next year, the Company may grant additional stock options, subject to all necessary regulatory approvals. Under the current policy of the TSX Venture Exchange (the "Exchange"), member approval is not required for the grant of stock options if granted in accordance with the policy. However, such policy requires that any decrease in the exercise price of stock options held by insiders be approved by a majority of the members at the Meeting, excluding insiders and their associates (the “disinterested members”). Therefore, the disinterested members at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, members other than insiders and their associates, will be asked to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED (with all insiders and their associates abstaining from voting) that the directors be and are hereby authorized, in their discretion, to amend stock options granted to insiders subject to all necessary regulatory approvals."

(b) Adoption of Stock Option Plan

The Board of Directors of the Company adopted a new stock option plan (the "Stock Option Plan") effective May 10, 2003, subject to acceptance by the TSX Venture Exchange (the "Exchange") and the shareholders of the Company.

The purpose of the Stock Option Plan is to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to 5 years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange. Pursuant to the Stock Option Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The maximum number of common shares which may be issued pursuant to options granted under the Stock Option Plan is 4,589,865 shares in the capital of the Company. In addition, the number of shares which may be reserved for issuance:

(a)	to all optionees under the Stock Option Plan in aggregate shall not exceed 20%;

(b)	to all insiders as a group may not exceed 20%; and

(c)	to any one individual may not exceed:

(i) 5% of the issuer shares on a yearly basis; and

(ii) 2% of the issued shares on a yearly basis if the optionee is engaged in investor relations activities or is a consultant.

Any options granted under the plan vest as to 25% upon regulatory approval and 12-1/2% every quarter thereafter.

The Stock Option Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the Stock Option Plan will be available for review at the annual general meeting.

Unless such authority is withheld, the persons name in the enclosed Proxy will vote for all of the resolutions in respect of the proposed Stock Option Plan.

At the meeting shareholders will be asked to pass a resolution in the following form:

UPON MOTION IT WAS RESOLVED that the Company do approve the adoption of a stock option plan (the "Plan") pursuant to which the directors may, from time to time, grant stock options to directors, officers, employees and consultants of the Company and its subsidiaries in the form tabled at the meeting, including:

(a)
the reservation, allotment and issue of up to 4,4589,865 common shares in the capital of the Company under the Plan (or such additional number of shares as may be approved from time to time by shareholders of the Company);

(b)	the grant of options under the Plan and under all other previously established share compensation arrangements which involve:

	(i)	the reservation to all optionees in aggregate of a maximum of 20% of the issued shares of the Company; and

	(ii)	the reservation to any one optionee of a maximum of 5% of the issued shares of the Company, or 2% of the issued shares if the optionee is a consultant or is engaged in investor relations activities.

Since the Plan also permits the directors to reserve up to 20% of the issued shares of the Company under options granted to insiders as a group the Company must obtain disinterested shareholder approval to such specific terms of the Plan. Accordingly, at the meeting shareholders, other than insiders and their associates, will be asked to pass a resolution in the following form:

UPON MOTION IT WAS RESOLVED (with all insiders and their associates abstaining from voting) that the directors have the discretion under the Plan to reserve common shares for issue upon exercise of stock options and all other previously established share compensation arrangements to all optionees who are insiders in aggregate of a maximum of 20% of the issued shares of the Company

(b)   Other Matters

Management of the Company is not aware of any other matter to come before the meeting other than as set forth in the notice of meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATE

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED this 14th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS
OF SPUR VENTURES INC.

“Robert G. Atkinson”	“Yngbin Ian He”

ROBERT G. ATKINSON	YINGBIN IAN HE
Chairman and Director	President and Director

P R O X Y

ANNUAL GENERAL MEETING OF MEMBERS OF SPUR VENTURES INC. (the "Company") TO BE HELD AT 10TH FLOOR, 595 HOWE STREET, VANCOUVER, B.C.
ON FRIDAY JUNE 13, 2003, AT 11:00 A.M.

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, YINGBIN IAN HE, a Director of the Company, or failing this person, ROBERT G. ATKINSON, a Director of the Company, or in the place of the foregoing, ___________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof. The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

THIS PROXY IS NOT VALID UNTIL IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS BELOW.

INSTRUCTIONS FOR COMPLETION OF PROXY

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Department
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524